Sub-Item 77C:
Submission of matters to a vote of security holders.

On February 27, 2013, a Special Meeting of Shareholders of the New Century Opportunistic Portfolio (the “Acquired Fund”), a series of New Century Portfolios (the “Trust”), was held to approve an Agreement and Plan of Reorganization by the Trust (the “Agreement and Plan of Reorganization"), which is incorporated herein by reference, pursuant to which it was proposed that the Acquired Fund would transfer all of its assets to the New Century Capital Portfolio (the "Acquiring Fund"), itself a series of the Trust, and the Acquiring Fund would assume all of the liabilities of the Acquired Fund. Pursuant to the Agreement and Plan of Reorganization, it was proposed that the Acquired Fund would distribute to its shareholders the portion of the shares of the Acquiring Fund to which each such shareholder was entitled, based upon the respective net asset values of the Acquired Fund and Acquiring Fund on the proposed closing date, in the liquidation of the Acquired Fund.  The Agreement and Plan of Reorganization was approved by the shareholders of the Acquired Fund, and the results of voting were as follows (by number of shares):

Votes For	Votes Against	Abstentions	Broker Non-Votes
620,165.087	0.000	0.000	0.000

For additional information, please see the combined proxy statement/prospectus filed by the Trust pursuant to Rule 497(c), filed with the Securities and Exchange Commission on February 6, 2013, which is incorporated herein by reference. (SEC Accession No. 0001398344-13-000457).